Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

File No. 179667

07027807

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

SUPPL

October 29, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copies of the Company's Press Release dated October 26, 2007 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kennedy

JKK/lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

Connacher
OIL AND GAS LIMITED

PRESS RELEASE **October 26, 2007**

CONNACHER OIL AND GAS AFFIRMS ITS COMMITMENT TO OIL SANDS DEVELOPMENT

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) notes that on October 25, 2007 the Government of Alberta announced revisions to the royalty program for oil sands production that are to become effective on January 1, 2009. The Government did not grandfather existing oil sands operations and introduced a price sensitive sliding scale royalty for bitumen production which, at all price levels for West Texas Intermediate ("WTI") above US$55.00 per barrel, results in higher royalties for bitumen production than under the present regime, whether before or after payout. While Connacher would have preferred to see the existing royalty regime remain in place, given that it was in part the basis for our original capital investment decisions to enter oil sands exploration, development and exploitation programs, the emergence of much higher prices for crude oil appears to be the driving force for the change. Our conclusion is that Connacher is better off under the newly-proposed regime than it would have been under the recommendations of the Royalty Review Panel, at least in the pre-payout period. Furthermore, with the rapid increase in crude oil prices and assuming that differentials remain reasonably stable for bitumen, our ultimate netbacks after royalties and operating costs would be sufficient to generate a respectable, attractive and competitive rate of return for our oil sands business.

The new policy will not impair our decision to proceed with continuing evaluation of our oil sands acreage or with our Algar ("Pod Two") project, subject to regulatory approval and completion of satisfactory financing arrangements.

We do note that the Government of Alberta intends to retain the ring fence concept, details of which will be more clearly defined. Connacher heartily endorses this approach, as it will assist companies that have longer-term reinvestment intentions. We also note that there is a plan to establish a bitumen valuation methodology, which we also welcome and in which process we intend to participate, if only to ensure there is not a perverse application of royalty rates, emanating from the level of West Texas Intermediate ("WTI"), to bitumen production during periods of high differentials which can arise due to seasonal and cyclical factors in the marketplace. Our efforts will be to ensure this is not an application of improperly high royalties at a time of lower actual realizations for bitumen production. Connacher continues to believe reliance on market-driven forces is a more realistic basis for determining fair value, rather than relying upon values assigned by administrative fiat.

Connacher Oil and Gas Limited is a public Canadian oil and gas exploration, production and operating company based in Calgary, Alberta. Its principal asset is its interest in acreage and its Great Divide Pod One facility and wells in the Divide region southwest of Fort McMurray, Alberta. Connacher also holds extensive conventional properties in Alberta and Saskatchewan, owns a 9,500 bbl/d refinery in Great Falls, Montana and owns a 26 percent equity interest in Petrolifera Petroleum Limited with a current market value of approximately $200 million.

Forward-Looking Information: This news release contains certain "forward-looking information" under applicable securities laws including: anticipated changes in legislation relating to royalties, the potential implications of those changes on the Corporation and its future operations and anticipated development of the Corporation's oil sands properties. Statements relating to forward-looking information are frequently characterized by words such as "plan", expect", "project", "intend", "believe", anticipate", estimate", "may", "potential", "proposed' and other similar words, or statements that certain events or conditions" may" or "will" occur. These statements are only predictions. Forward-looking information relating to changes in royalty legislation is based on publicly available information

presented by the Government of Alberta. The implementation of the proposed changes to the royalty legislation are subject to certain risks and uncertainties. The significant changes to the royalty regime require new legislation, changes to existing legislation and regulation and development of proprietary software to support the calculation and collection of royalties. There may be modifications to the proposed royalty structure that are introduced through legislation. Forward-looking statements relating to the implication of the proposed royalty changes on the activities of the Corporation are based on currently available information and the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, difficulties or delays in start-up operations, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks including those associated with exploration, development, start-up, approvals and the ability to access sufficient capital from external sources. For a description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2006. Connacher undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking information.

For further information, contact:
Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
www.connacheroil.com
inquiries@connacheroil.com

END